UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CECO ENVIRONMENTAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	0-7099	13-2566064
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4625 Red Bank Road

Cincinnati, OH 45227

(Address of principal executive offices) (Zip Code)

Edward J. Prajzner

Chief Financial Officer and Secretary

(513) 458-2600

(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

CECO Environmental Corp. (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Subject Minerals. The results of the Company’s RCOI regarding the Subject Minerals, as well as its additional due diligence regarding the sources of such Subject Minerals, are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.02 to this Form SD, and is publicly available at www.cecoenviro.com/investors.aspx. The content on, or accessible through, any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.	Exhibit.

As specified in Section 2 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2. Exhibits

Item 2.01. Exhibits.

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

1.02	Conflict Minerals Report of CECO Environmental Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

By:	/s/ Edward J. Prajzner	June 2, 2014
	Edward J. Prajzner Chief Financial Officer and Secretary	(Date)

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report of CECO Environmental Corp.